FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: May 25, 2006

By:_ “Jim A Wright”_

Jim A. Wright

President and C.E.O.

Contacts:

Lorus Therapeutics Inc.

Media Contacts:

Grace Tse

Susana Hsu

Corporate Communications

Mansfield Communications

(416) 798-1200 ext. 380

(416) 599-0024

ir@lorusthera.com

susana@mcipr.com

LORUS ANNOUNCES PRESENTATION OF CORPORATE OVERVIEW AT THE RODMAN AND RENSHAW ANNUAL HEALTHCARE CONFERENCE

–Presentation available by web cast–

TSX:

LOR

AMEX:

LRP

TORONTO, CANADA, MAY 11, 2006 – Lorus Therapeutics Inc. (‘Lorus’), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, announced today that on Monday, May 15, 2006, at 8:00 a.m. CEST (Central European Summer Time), Dr. Jim A. Wright, President and CEO will present a corporate overview of the Company at the Rodman and Renshaw Techvest 3rd Annual Global Healthcare Conference. The presentation will be web cast at http://wsw.com/webcast/rrshq8/lrp and will be available through the Lorus website from May 15, 2006.

The conference, which runs from May 15 to May 16, 2006, provides informational service and networking opportunities for healthcare companies and investors.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has products in human clinical trials with a pipeline of seven clinical trials in Phase II clinical trial programs, as well as one Phase II and one Phase III clinical trial recently completed.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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